ZEN Graphene Solutions Announces Corporate Reorganization

Guelph, ON - December 8, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OTC:ZENYF) announces the appointment of Mr. Gregory Fenton, CFA as its new Chief Executive Officer (CEO). Mr. Fenton has been instrumental in crafting the strategic direction of the company since his appointment to the Board of Directors in July 2018 and has the full confidence of the Board to continue his excellent work as CEO of the company. As a Chartered Financial Analyst and seasoned investment professional, his career includes being a partner in three different investment firms, heading the Risk Solutions Group at Scotiabank, and leading the Liability Driven Investment Group at National Bank Financial. His experience spans many disciplines: capital markets, investment management, actuarial, pension, insurance, accounting, tax, and risk management.

ZEN also announces that Dr. Francis Dubé is appointed Executive Chairman of the Board (Chairman). In the absence of a formal Chairman, Dr. Dubé has assumed this role since May 2018, successfully leading the Board and transforming ZEN from an exploration and development company to a graphene technology company. During this time, ZEN has filed three provisional patents and developed an in demand first commercial product, a graphene oxide-based viricidal coating. As an executive, Dr. Dubé will continue to support the day-to-day management of the Company.

The Company also announces the creation of the Office of the CEO which will comprise both Mr. Fenton and Dr. Dubé. Together, they will craft the strategic direction of the company, including market development of ZEN's patent pending, graphene-based viricidal coating, new product launches, strategic partnerships along with mergers and acquisitions. They will also continue to build on the strong research and development foundation that was established over the last two and a half years.

ZEN also wishes to announce that Dr. Colin van der Kuur is appointed VP of Science and Research. Dr. van der Kuur has excelled in guiding the company's research program and has established himself as an invaluable member of the management team with his strong science knowledge and business acumen.

Dr. Francis Dubé, Executive Chairman, commented: "It is an honour to be appointed Executive Chairman of the Board and continue working with Mr. Fenton, our new CEO as part of the Office of the CEO, to build a world leading graphene technology company. We have established a solid foundation over the last few years, and ZEN is now poised for significant growth with the commercial launch of our viricidal coating and our solid research and development pipeline."

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% viricidal activity against COVID-19.

For further information:

Dr. Francis Dubé, Executive Chairman of the Board

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.